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SECUF 03013338 IMISSION

RECEIVED FEB 28 2003 WASH, D.C. 155 SECTION MAIL PROCESSING

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51844

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/02** (MM/DD/YY) AND ENDING **12/31/02** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

OFFICIAL USE ONLY
FIRM ID. NO.

ROCK ISLAND INDEX TRADING, LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 West Jackson Boulevard, Suite 2400
(No. and Street)

Chicago	**Illinois**	**60606**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robyn E. Kole **(312) 895-2678**
(Area Code – Telephone No)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ryan & Juraska, Certified Public Accountants
(Name – if individual, state last, first, middle name)

141 West Jackson Boulevard, Suite 3520	**Chicago**	**Illinois**	**60604**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 18 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

AP
3/17/2003

AMENDED

FORM X-17A-5

FOCUS REPORT

(Financial and Operational Combined Uniform Single Report)

Part II [11]

(Read instructions before preparing Form)

This report is being filed pursuant to (Check Applicable Block(s)):

1) Rule 17a-5(a) [X] 16 2) Rule 17a-5(b) [ ] 17 3) Rule 17a-11 [ ] 18

4) Special request by designated examining authority [ ] 19 5) Other [ ] 26

NAME OF BROKER-DEALER: Rock Island Index Trading LLC [13]

SEC FILE NO: 8-51844 [14]

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do not use P.O. Box No.): 200 W. Jackson Blvd. #2400 [20] (No. and Street)

FIRM ID NO: 364276387 [15]

Chicago [21] (City) IL [22] (State) 60606 [23] (Zip Code)

FOR PERIOD BEGINNING (MM/DD/YY): 1/1/2002 [24]

AND ENDING (MM/DD/YY): 12/31/2002 [25]

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT: Robyn Kole / Ayman Assaf [30]

(Area Code)---Telephone No.: 312-895-2675 [31]

NAME(S) OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT: [32]

OFFICIAL USE [33]

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNT? YES [ ] 40 NO [X] 41

CHECK HERE IF RESPONDENT IS FILING AN AUDIT REPORT? [ ] 42

EXECUTION:
The registrant/broker or dealer submitting this form and its attachments and the person(s) by whom it is executed represent hereby that all information contained therein is true, correct and complete. It is understood that all required items, statements, and schedules are considered integral parts of this Form and that the submission of any amendment represents that all unamended items, statements and schedules remain true, correct and complete as previously submitted.

Dated the 26th day of February 20 03

Manual signatures of:

1) [signature]
Principal Executive Officer or Managing Partner

2) Robyn E Kole
Principal Financial Officer or Partner

3) ______________________
Principal Operations Officer or Partner

Attention - Intentional misstatements or omissions of facts constitute Federal Criminal Violations. (See 18 U.S.C. 1001 and 15 U.S.C. 78:f(a))

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER: Rock Island Index Trading LLC **as of:** December 31, 2002

STATEMENT OF FINANCIAL CONDITION

As of (MMDDYY)	12/31/2002	99
SEC FILE NO.	8-51844	98
Consolidated		198
Unconsolidated	X	199

ASSETS

	Allowable		Non-Allowable		Total	
1. Cash	$ 26,862	200			$ 26,862	750
2. Cash segregated in compliance with federal and other regulations	0	210			0	760
3. Receivable from brokers or dealers and clearing organizations:						
A. Failed to deliver:						
1. Includable in "Formula for Reserve Requirements"	0	220				
2. Other	0	230			0	770
B. Securities borrowed:						
1. Includable in "Formula for Reserve Requirements"	0	240				
2. Other	11,644,990	250			11,644,990	780
C. Omnibus accounts:						
1. Includable in "Formula for Reserve Requirements"	0	260				
2. Other	0	270			0	790
D. Clearing organizations:						
1. Includable in "Formula for Reserve Requirements"	0	280				
2. Other	8,598,507	290			8,598,507	800
E. Other	0	300	$ 0	550	0	810
4. Receivables from customers:						
A. Securities accounts:						
1. Cash and fully secured accounts	0	310				
2. Partly secured accounts	0	320	0	560		
3. Unsecured accounts			0	570		
B. Commodity accounts	0	330	0	580		
C. Allowance for doubtful accounts	0	335	0	590	0	820
5. Receivables from non-customers:						
A. Cash and fully secured accounts	0	340				
B. Partly secured and unsecured accounts	0	350	291,929	600	291,929	830
6. Securities purchased under agreements to resell	0	360	0	605	0	840
7. Securities and spot commodities owned, at market value:						
A. Bankers acceptances, certificates of deposit and commercial paper	0	370				
B. U.S. and Canadian government obligations	0	380				
C. State and municipal government obligations	0	390				
D. Corporate obligations	0	400				

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER: Rock Island Index Trading LLC **as of:** December 31, 2002

STATEMENT OF FINANCIAL CONDITION

ASSETS

	Allowable		Non-Allowable		Total	
E. Stock and warrants	$ 5,832,240	410				
F. Options	0	420				
G. Arbitrage	0	422				
H. Other securities	0	424				
I. Spot commodities	0	430				
J. Total Inventory - includes encumbered securities of $0 [120]					$ 5,832,240	850
8. Securities owned not readily marketable:						
A. At Cost $0 [130]	0	440	$ 0	610	0	860
9. Other investments not readily marketable:						
A. At Cost $0 [140]						
B. At estimated fair value	0	450	0	620	0	870
10. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:						
A. Exempted securities $0 [150]						
B. Other $0 [160]	0	460	0	630	0	880
11. Secured demand notes - market value of collateral:						
A. Exempted securities $0 [170]						
B. Other $0 [180]	0	470	0	640	0	890
12. Memberships in exchanges:						
A. Owned, at market value $59,000 [190]						
B. Owned at cost			171,850	650		
C. Contributed for use of company, at market value			0	660	171,850	900
13. Investment in and receivables from affiliates, subsidiaries and associated partnerships	0	480	444,396	670	444,396	910
14. Property, furniture, equipment, leasehold improvements and rights under lease agreements: At cost (net of accumulated depreciation and amortization)	0	490	50,348	680	50,348	920
15. Other Assets:						
A. Dividends and interest receivable	0	500	0	690		
B. Free shipments	0	510	0	700		
C. Loans and advances	0	520	0	710		
D. Miscellaneous	0	530	414,800	720		
E. Collateral accepted under SFAS 140	0	536				
F. SPE Assets	0	537			414,800	930
16. TOTAL ASSETS	$ 26,102,599	540	$ 1,373,323	740	$ 27,475,922	940

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER: Rock Island Index Trading LLC **as of:** December 31, 2002

STATEMENT OF FINANCIAL CONDITION

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities *		Non-A.I. Liabilities *		Total	
17. Bank loans payable:						
A. Includable in "Formula for Reserve Requirements"	$ 0	1030	$ 0	1240	$ 0	1460
B. Other	0	1040	5,684,000	1250	5,684,000	1460
18. Securities sold under repurchase agreements			0	1260	0	1480
19. Payable to brokers or dealers and clearing organizations:						
A. Failed to receive:						
1. Includable in "Formula for Reserve Requirements"	0	1050	0	1270	0	1490
2. Other	5,600	1060	0	1280	5,600	1500
B. Securities loaned:						
1. Includable in "Formula for Reserve Requirements"	0	1070			0	1510
2. Other	0	1080	0	1290	0	1520
C. Omnibus accounts:						
1. Includable in "Formula for Reserve Requirements"	0	1090			0	1530
2. Other	0	1095	0	1300	0	1540
D. Clearing organizations:						
1. Includable in "Formula for Reserve Requirements"	0	1100			0	1550
2. Other	0	1105	0	1310	0	1560
E. Other	0	1110	0	1320	0	1570
20. Payable to customers:						
A. Securities accounts - including free credits of $0 [950]	0	1120			0	1580
B. Commodities accounts	0	1130	0	1330	0	1590
21. Payable to non customers:						
A. Securities accounts	0	1140	0	1340	0	1600
B. Commodities accounts	0	1150	0	1350	0	1610
22. Securities sold not yet purchased at market value - including arbitrage of $0 [960]			17,026,530	1360	17,026,530	1620
23. Accounts payable and accrued liabilities and expenses:						
A. Drafts payable	0	1160			0	1630
B. Accounts payable	0	1170			0	1640
C. Income taxes payable	0	1180			0	1650
D. Deferred income taxes			0	1370	0	1660
E. Accrued expenses and other liabilities	355,860	1190			355,860	1670
F. Other	0	1200	0	1380	0	1680
G. Obligation to return securities			0	1386	0	1686
H. SPE Liabilities			0	1387	0	1687

* Brokers or Dealers electing the alternative net capital requirement method need not complete these columns.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER: Rock Island Index Trading LLC **as of:** December 31, 2002

STATEMENT OF FINANCIAL CONDITION
LIABILITIES AND OWNERSHIP EQUITY (continued)

Liabilities	A.I. Liabilities *		Non A.I. Liabilities *		Total	
24. Notes and mortgages payable:						
A. Unsecured	$ 0	1210			$ 0	1690
B. Secured	0	1211	$ 0	1390	0	1700
25. Liabilities subordinated to claims of general creditors:						
A. Cash borrowings			0	1400	0	1710
1. from outsiders $0 [970]						
2. Includes equity subordination(15c3-1(d)) of $0 [980]						
B. Securities borrowings, at market value			0	1410	0	1720
1. from outsiders $0 [990]						
C. Pursuant to secured demand note collateral agreements			0	1420	0	1730
1. from outsiders $0 [1000]						
2. Includes equity subordination(15c3-1(d)) of $0 [1010]						
D. Exchange memberships contributed for use of company, at market value			0	1430	0	1740
E. Accounts and other borrowings not qualified for net capital purposes	0	1220	0	1440	0	1750
26. TOTAL LIABILITIES	$ 361,460	1230	$ 22,710,530	1450	$ 23,071,990	1760

Ownership Equity

			Total	
27. Sole proprietorship			$ 0	1770
28. Partnership- limited partners	$ 0	1020	4,403,932	1780
29. Corporation:				
A. Preferred stock			0	1791
B. Common stock			0	1792
C. Additional paid-in capital			0	1793
D. Retained earnings			0	1794
E. Total			0	1795
F. Less capital stock in treasury			0	1796
30. TOTAL OWNERSHIP EQUITY			$ 4,403,932	1800
31. TOTAL LIABILITIES AND OWNERSHIP EQUITY			$ 27,475,922	1810

* Brokers or Dealers electing the alternative net capital requirement method need not complete these columns.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER: Rock Island Index Trading LLC **as of:** December 31, 2002

COMPUTATION OF NET CAPITAL

1. Total ownership equity (from Statement of Financial Condition - Item 1800)						$ 4,403,932	3480
2. Deduct: Ownership equity not allowable for net capital						0	3490
3. Total ownership equity qualified for net capital						4,403,932	3500
4. Add:							
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital						0	3520
B. Other (deductions) or allowable credits (List)						0	3525
5. Total capital and allowable subordinated liabilities						$ 4,403,932	3530
6. Deductions and/or charges:							
A. Total non-allowable assets from Statement of Financial Condition (Notes B and C)			$ 1,373,323	3540			
1. Additional charges for customers' and non-customers' security accounts			0	3550			
2. Additional charges for customers' and non-customers' commodity accounts			0	3560			
B. Aged fail-to-deliver			0	3570			
1. Number of items	0	3450					
C. Aged short security differences-less reserve of	$ 0	3460	0	3580			
number of items	0	3470					
D. Secured demand note deficiency			0	3590			
E. Commodity futures contracts and spot commodities proprietary capital charges			0	3600			
F. Other deductions and/or charges			18,724	3610			
G. Deductions for accounts carried under Rule 15c3-1(a)(6),(a)(7) and (c)(2)(x)			0	3615			
H. Total deductions and/or charges						(1,392,047)	3620
7. Other additions and/or allowable credits (List)						0	3630
8. Net Capital before haircuts on securities positions						$ 3,011,885	3640
9. Haircuts on securities: (computed, where applicable, pursuant to 15c3-1(f)):							
A. Contractual securities commitments			0	3660			
B. Subordinated securities borrowings			0	3670			
C. Trading and investment securities:							
1. Bankers' acceptances, certificates of deposit and commercial paper			0	3680			
2. U.S. and Canadian government obligations			0	3690			
3. State and municipal government obligations			0	3700			
4. Corporate obligations			0	3710			
5. Stocks and warrants			0	3720			
6. Options			0	3730			
7. Arbitrage			0	3732			
8. Other securities			0	3734			
D. Undue concentration			0	3650			
E. Other (list)			0	3736		0	3740
10. Net Capital						$ 3,011,885	3750

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER: Rock Island Index Trading LLC **as of:** December 31, 2002

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6-2/3% of line 19)			$	24,097	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)			$	100,000	3758
13. Net capital requirement (greater of line 11 or 12)			$	100,000	3760
14. Excess net capital (line 10 less 13)			$	2,911,885	3770
15. Excess net capital at 1000% (line 10 less 10% of line 19)			$	2,975,739	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition				$	361,460	3790
17. Add:						
A. Drafts for immediate credit	$	0	3800			
B. Market value of securities borrowed for which no equivalent value is paid or credited	$	0	3810			
C. Other unrecorded amounts (List)	$	0	3820	$	0	3830
18. Deduct: Adjustment based on deposits in Special Reserve Bank Accounts (15c3-1(c)(1)(vii))				$	0	3838
19. Total aggregate indebtedness				$	361,460	3840
20. Percentage of aggregate indebtedness to net capital (line 19 divided by line 10)				%	.12	3850
21. Percentage of aggregate indebtedness to net capital after anticipated capital withdrawals (line 19 divided by line 10 less item 4880 page 11)				%	.12	3853

COMPUTATION OF ALTERNATIVE NET CAPITAL REQUIREMENT

Part B

22. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$	0	3870
23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	0	3880
24. Net capital requirement (greater of line 22 or 23)	$	0	3760
25. Excess net capital (line 10 less line 24)	$	0	3910
26. Percentage of Net Capital to Aggregate Debits (line 10 divided by line 17 page 8)	%	.00	3851
27. Percentage of Net Capital, after anticipated capital withdrawals, to Aggregate Debits (line 10 less item 4880 page 11 divided by line 17 page 8)	%	.00	3854
28. Net capital in excess of the greater of: A. 5% of combined aggregate debit items or 120% of minimum Net Capital Requirement	$	0	3920

OTHER RATIOS

Part C

29. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	%	.00	3860
30. Options deductions/Net Capital ratio (1000% test) total deductions exclusive of liquidating equity under Rule 15c3-1(a)(6),(a)(7) and (c)(2)(x) divided by Net Capital	%	.00	3852

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:

1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 2% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand notes covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

PART II-FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT

BROKER OR DEALER:	For the period from	01/01/2002	3932	to	12 /31/2002	3933
Rock Island Index Trading LLC	Number of months included in this statement				12	3931

STATEMENT OF INCOME (LOSS)

REVENUE				
1. Commissions				
a. Commissions on transactions in listed equity securities executed on an exchange			$ 0	3935
b. Commissions on transactions in exchange listed equity securities executed over-the-counter			0	3937
c. Commissions on listed option transactions			0	3938
d. All other securities commissions			0	3939
e. Total securities commissions			0	3940
2. Gains or losses on firm securities trading accounts				
a. From market making in over-the-counter equity securities			0	3941
1. Includes gains or (losses) OTC market making in exchange listed equity securities	0	3943		
b. From trading in debt securities			0	3944
c. From market making in options on a national securities exchange			0	3945
d. From all other trading			6,809,411	3949
e. Total gains or (losses)			6,809,411	3950
3. Gains or losses on firm securities investment accounts				
a. Includes realized gains (losses)	0	4235		
b. Includes unrealized gains (losses)	0	4236		
c. Total realized and unrealized gains (losses)			0	3952
4. Profits or (losses) from underwriting and selling groups			0	3955
a. Includes underwriting income from corporate equity securities	0	4237		
5. Margin interest			0	3960
6. Revenue from sale of investment company shares			0	3970
7. Fees for account supervision, investment advisory and administrative services			0	3975
8. Revenue from research services			0	3980
9. Commodities revenue			0	3990
10. Other revenue related to securities business			59,466	3985
11. Other revenue			0	3995
12. Total revenue			$ 6,868,877	4030
EXPENSES				
13. Registered representatives' compensation			$ 0	4110
14. Clerical and administrative employees' expenses			1,933,848	4040
15. Salaries and other employment costs for general partners, and voting stockholder officers			0	4120
a. Includes interest credited to General and Limited Partners capital accounts	0	4130		
16. Floor brokerage paid to certain brokers (see definition)			0	4055
17. Commissions and clearance paid to all other brokers (see definition)			1,262,984	4145
18. Clearance paid to non-brokers (see definition)			0	4135
19. Communications			4,543	4060
20. Occupancy and equipment costs			172,872	4080
21. Promotional costs			0	4150
22. Interest expense			163,016	4075
a. Includes interest on accounts subject to subordination agreements	0	4070		
23. Losses in error account and bad debts			0	4170
24. Data processing costs (including service bureau service charges)			0	4186
25. Non-recurring charges			0	4190
26. Regulatory fees and expenses			9,900	4195
27. Other expenses			2,368,940	4100
28. Total expenses			$ 5,916,103	4200
NET INCOME				
29. Income (loss) before Federal income taxes and items below (Item 12 less item 28)			$ 952,774	4210
30. Provision for Federal income taxes (for parent only)			0	4220
31. Equity in earnings (losses) of unconsolidated subsidiaries not included above			0	4222
a. After Federal income taxes of	$ 0	4238		
32. Extraordinary gains (losses)			0	4224
a. After Federal income taxes of	0	4239		
33. Cumulative effect of changes in accounting principles			0	4225
34. Net income (loss) after Federal income taxes and extraordinary items			$ 952,774	4230
MONTHLY INCOME				
35. Income (current month only) before provision for Federal income taxes and extraordinary items			$ (51,490)	4211

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER: Rock Island Index Trading LLC **as of:** December 31, 2002

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER-DEALERS UNDER RULE 15c3-3
(See Rule 15c3-3, Exhibit A and Related Notes)

CREDIT BALANCES				
1. Free credit balances and other credit balances in customers' security accounts (see Note A, Exhibit A, Rule 15c3-3)	$ 0	[4340]		
2. Monies borrowed collateralized by securities carried for the accounts of customers (see Note B)	0	[4350]		
3. Monies payable against customers' securities loaned (see Note C)	0	[4360]		
4. Customers' securities failed to receive (see Note D)	0	[4370]		
5. Credit balances in firm accounts which are attributable to principal sales to customers	0	[4380]		
6. Market value of stock dividends, stock splits and similar distributions receivable outstanding over 30 calendar days	0	[4390]		
7. **Market value of short security count differences over 30 calendar days old	0	[4400]		
8. **Market value of short securities and credits (not to be offset by long or by debits) in all suspense accounts over 30 calendar days	0	[4410]		
9. Market value of securities which are in transfer in excess of 40 calendar days and have not been confirmed to be in transfer by the transfer agent or the issuer during the 40 days	0	[4420]		
10. Other (List)	0	[4425]		
11. TOTAL CREDITS			$ 0	[4430]
DEBIT BALANCES				
12. **Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection net of deduction pursuant to Note E, Exhibit A, Rule 15c3-3	$ 0	[4440]		
13. Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver	0	[4450]		
14. Failed to deliver of customers' securities not older than 30 calendar days	0	[4460]		
15. Margin required and on deposit with the Options Clearing Corporation for all option contracts written or purchased in customer accounts (See Note F)	0	[4465]		
16. Other (List)	0	[4469]		
17. **Aggregate debit items			$ 0	[4470]
18. **less 3% (for alternative method only -- see Rule 15c3-1(f)(5)(i))			0	[4471]
19. **TOTAL 15c3-3 DEBITS			$ 0	[4472]
RESERVE COMPUTATION				
20. Excess of total debits over total credits (line 19 less line 11)			$ 0	[4480]
21. Excess of total credits over total debits (line 11 less line 19)			0	[4490]
22. If computation permitted on a monthly basis, enter 105% of excess credits over total debits			0	[4500]
23. Amount held on deposit in "Reserve Bank Account(s)", including value of qualified securities, at end of reporting period			0	[4510]
24. Amount of deposit (or withdrawal) including $0 [4515] value of qualified securities			0	[4520]
25. New amount in reserve Bank Account(s) after adding deposit or subtracting withdrawal including $0 [4525] value of qualified securities			$ 0	[4530]
26. Date of deposit (MMDDYY)				[4540]

FREQUENCY OF COMPUTATION

27. Daily [4332] Weekly [4333] Monthly [4334]

**In the event the Net Capital Requirement is computed under the alternative method, this "Reserve Formula" shall be prepared in accordance with the requirements of paragraph (f) of Rule 15c3-1.

BROKER OR DEALER:	Rock Island Index Trading LLC	as of:	December 31, 2002

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER-DEALERS UNDER RULE 15c3-3(continued)

EXEMPTIVE PROVISIONS

28. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based (check one only)			
A. (k)(1)-$2,500 capital category as per Rule 15c3-1		0	4550
B. (k)(2)(A)-"Special Account for the Exclusive Benefit of customers" maintained		0	4560
C. (k)(2)(B)-All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm	4335	0	4570
D. (k)(3)-Exempted by order of the Commission		0	4580

Information for Possession or Control Requirements Under Rule 15c3-3

State the market valuation and the number of items of:

1. Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date) but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3. Notes A and B	$ 0	4586
A. Number of items	0	4587
2. Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3. Notes B,C and D	$ 0	4588
A. Number of items	0	4589

3. The system and procedures utilized in complying with the requirement to maintain physical possession or control of customers' fully paid and excess margin securities have been tested and are functioning in a manner adequate to fulfill the requirements of Rule 15c3-3. Yes ______ 4584 No X 4585

NOTES

A. - Do not include in item one customers' fully paid and excess margin securities required by Rule 15c3-3 to be in possession or control but for which no action was required by the respondent as of the report date or required action was taken by respondent within the time frames specified under Rule 15c3-3.

B - State separately in response to items one and two whether the securities reported in response thereto were subsequently reduced to possession or control by the respondent.

C. - Be sure to include in item two only items not arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.

D - Item two must be responded to only with report which is filed as of the date selected for the broker's or dealer's annual audit of financial statements, whether or not such date is the end of a calendar quarter. The response to item two should be filed within 60 calendar days after such date, rather than with the remainder of this report. This information may be required on a more frequent basis by the Commission or the designated examining authority in accordance with Rule 17a-5(a)(2)(iv).

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER:	Rock Island Index Trading LLC	as of:	December 31, 2002

COMPUTATION FOR DETERMINATION OF PAIB RESERVE REQUIREMENTS FOR BROKER-DEALERS

CREDIT BALANCES

1. Free credit balances and other credit balances in proprietary accounts of introducing brokers (PAIB)	$ 0	2110		
2. Monies borrowed collateralized by securities carried for PAIB	0	2120		
3. Monies payable against PAIB securities loaned (see Note2-PAIB)	0	2130		
4. PAIB securities failed to receive	0	2140		
5. Credit balances in firm accounts which are attributable to principal sales to PAIB	0	2150		
6. Other (List)	0	2160		
7. TOTAL PAIB CREDITS			$ 0	2170

DEBIT BALANCES

8. Debit balances in PAIB excluding unsecured accounts and accounts doubtful of collection	$ 0	2180		
9. Securities borrowed to effecutuate short sales by PAIB and securities borrowed to make delivery on PAIB securities failed to deliver	0	2190		
10. Failed to deliver of PAIB securities not older than 30 calendar days	0	2200		
11. Margin required and on deposit with the Options Clearing Corporation for all option contracts written or purchased in PAIB accounts	0	2210		
12. Other (List)	0	2220		
13. TOTAL PAIB DEBITS			$ 0	2230

RESERVE COMPUTATION

14. Excess of total PAIB debits over total PAIB credits (line 13 less line 7)	$ 0	2240
15. Excess of total PAIB credits over total PAIB debits (line 7 less line 13)	0	2250
16. Excess debits in customer reserve formula computation	0	2260
17. PAIB Reserve Requirement (line 15 less line 16)	0	2270
18. Amount held on deposit in "Reserve Bank Account(s)", including $0 [2275] value of qualified securities, at end of reporting period	0	2280
19. Amount of deposit (or withdrawal) including $0 [2285] value of qualified securities	0	2290
20. New amount in Reserve Bank Account(s) after adding deposit or subtracting $0 [2295] value of qualified securities	$ 0	2300
21. Date of deposit (MMDDYY)		2310

FREQUENCY OF COMPUTATION

Weekly	X	2320
Monthly		2330

SUPPLEMENT TO
FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER: Rock Island Index Trading LLC **as of:** December 31, 2002

COMPUTATION OF CFTC MINIMUM NET CAPITAL REQUIREMENT

A. Amounts required to be segregated or set aside in separate accounts for customers pursuant to the CEAct and regulations					
i. U.S. Futures & options (page T10-1, line 6)	$ 0	7400			
ii. Dealer options (page T10-2, line 1)	0	7410			
iii. Foreign futures & options (page T10-3, line 1)	0	7420			
iv. Subtotal			$ 0	7430	
B. Deduction for open long U.S. and foreign options in customers' accounts					
i. Value of long options included in line A	0	7440			
ii. With respect to each option customer the amount of long values included in line B.i. which exceeds the net liquidating equity in that option customer's account	0	7450			
iii. Net deductions for open long customer options			0	7460	
C. Amount subject to 4% net capital factor (Item 7430 less Item 7460)			$ 0	7470	
D. Enter 4% of line C			$ 0	7480	
E. Minimum CFTC Net Capital Requirement. Enter the greater of line D or $250,000 (See Note)					$ 250,000 7490

Note : If amount on line E (7490) is greater than minimum capital requirement computed in Item 3760 (Page 6) then enter this greater amount in Item 3760. The greater of the amount required by SEC or CFTC is the minimum net capital requirement.

SUPPLEMENT TO
FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER: Rock Island Index Trading LLC **as of:** December 31, 2002

STATEMENT OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION FOR CUSTOMERS TRADING ON U.S. COMMODITY EXCHANGES

SEGREGATION REQUIREMENTS(Section 4d(2) of the CEAct)

1. Net ledger balance				
A. Cash			$ 0	7010
B. Securities (at market)			0	7020
2. Net unrealized profit (loss) in open futures contracts traded on a contract market			0	7030
3. Exchange traded options				
A. Add market value of open option contracts purchased on a contract market			0	7032
B. Deduct market value of open option contracts granted (sold) on a contract market			0	7033
4. Net equity (deficit) (add lines 1, 2 and 3)			0	7040
5. Accounts liquidating to a deficit and accounts with debit balances - gross amount	0	7045		
Less: amount offset against U.S. Treasury obligations owned by particular customers	0	7047	0	7050
6. Amount required to be segregated (add lines 4 and 5)			$ 0	7050

FUNDS IN SEGREGATED ACCOUNTS

7. Deposited in segregated funds bank accounts		
A. Cash	0	7070
B. Securities representing investments of customers' funds (at market)	0	7080
C. Securities held for particular customers or option customers in lieu of cash (at market)	0	7090
8. Margins on deposit with clearing organizations of contract markets		
A. Cash	0	7100
B. Securities representing investments of customers' funds (at market)	0	7110
C. Securities held for particular customers or option customers in lieu of cash (at market)	0	7120
9. Net settlement from (to) clearing organizations of contract markets	0	7130
10. Exchange traded options		
A. Value of open long option contracts	0	7132
B. Value of open short option contracts	0	7133
11. Net equities with other FCMs		
A. Net liquidating equity	0	7140
B. Securities representing investments of customers' funds (at market)	0	7160
C. Securities held for particular customers or option customers in lieu of cash (at market)	0	7170
12. Segregated funds on hand (describe:)	0	7150
13. Total amount in segregation (add lines 7 through 12)	0	7180
14. Excess (deficiency) funds in segregation (subtract line 6 from line 13)	$ 0	7190

SUPPLEMENT TO
FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER: Rock Island Index Trading LLC **as of:** December 31, 2002

STATEMENT OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION FOR CUSTOMERS' DEALER OPTIONS ACCOUNTS

1.	Amount required to be segregated in accordance with Commission regulation 32.6			$ 0	7200
2.	Funds in segregated accounts				
	A. Cash	$ 0	7210		
	B. Securities (at market)	0	7220		
	C. Total			0	7230
3.	Excess (deficiency) funds in segregation (subtract line 1. from line 2.C.)			$ 0	7240

SUPPLEMENT TO
FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER: Rock Island Index Trading LLC **as of:** December 31, 2002

STATEMENT OF SECURED AMOUNTS AND FUNDS HELD IN SEPARATE ACCOUNTS FOR FOREIGN FUTURES AND FOREIGN OPTIONS CUSTOMERS PURSUANT TO COMMISSION REGULATION 30.7

FOREIGN FUTURES AND FOREIGN OPTIONS SECURED AMOUNTS - SUMMARY

I. Check the appropriate box to identify the amount shown on line 1. below:

X	7300	Secured amounts in only U.S.-domiciled customers' accounts
	7310	Secured amounts in U.S. and foreign-domiciled customers' accounts
	7320	Net liquidating equities in all accounts of customers trading on foreign boards of trade
	7330	Amount required to be set aside pursuant to law, rule or regulation of a foreign government or a rule of a self-regulatory organization authorized thereunder

II. Has the FCM changed the method of calculating the amount to be set aside in separate accounts since the last financial report it filed?

	Yes	7340	If Yes, explain the change below.
X	No	7350	

1.	Amount to be set aside in separate section 30.7 accounts	$ 0	7360
2.	Total funds in separate section 30.7 accounts (page T10-4, line 8)	0	7370
3.	Excess (deficiency) - (subtract line 1 from line 2)	$ 0	7380

SUPPLEMENT TO
FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER: Rock Island Index Trading LLC **as of:** December 31, 2002

STATEMENT OF SECURED AMOUNTS AND FUNDS HELD IN SEPARATE ACCOUNTS FOR FOREIGN FUTURES AND FOREIGN OPTIONS CUSTOMERS PURSUANT TO COMMISSION REGULATION 30.7

FUNDS DEPOSITED IN SEPARATE REGULATION 30.7 ACCOUNTS

1. Cash in banks					
A. Banks located in the United States		$ 0	7500		
B. Other banks designated by the Commission					
Name(s): _	7510	0	7520	$ 0	7530
2. Securities					
A. In safekeeping with banks located in the United States		$ 0	7540		
B. In safekeeping with other banks designated by the Commission					
Name(s): _	7550	0	7560	0	7570
3. Equities with registered futures commission merchants					
A. Cash		$ 0	7580		
B. Securities		0	7590		
C. Unrealized gain (loss) on open futures contracts		0	7600		
D. Value of long option contracts		0	7610		
E. Value of short option contracts		0	7615	0	7620
4. Amounts held by clearing organizations of foreign boards of trade					
Name(s): _	7630				
A. Cash		$ 0	7640		
B. Securities		0	7650		
C. Amount due to (from) clearing organization - daily variation		0	7660		
D. Value of long option contracts		0	7670		
E. Value of short option contracts		0	7675	0	7680
5. Amounts held by members of foreign boards of trade					
Name(s): _	7690				
A. Cash		$ 0	7700		
B. Securities		0	7710		
C. Unrealized gain (loss) on open futures contracts		0	7720		
D. Value of long option contracts		0	7730		
E. Value of short option contracts		0	7735	0	7740
6. Amounts with other depositories designated by a foreign board of trade					
Name(s): _	7750			0	7760
7. Segregated funds on hand (describe): _				0	7765
8. Total funds in separate section 30.7 accounts (to page T10-3, line 2)				$ 0	7770

A. If any securities shown above are other than the types of securities referred to in CFTC Regulation 1.25, attach a separate schedule detailing the obligations shown on each such line.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER: Rock Island Index Trading LLC **as of:** December 31, 2002

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital

Type of Proposed withdrawal or Accrual See below for code to enter	Name of Lender or Contributor	Insider or Outsider? (In or Out)	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (yes or no)
4600	4601	4602	4603	4604	4605
			4699*		

*To agree with the total on Recap (Item No. 4880)

Instructions: Detail listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c)(2)(iv)), which could be required by the lender on demand or in less than six months.

WITHDRAWAL CODE:	DESCRIPTIONS
1.	Equity Capital
2.	Subordinated Liabilities
3.	Accruals
4.	15c3-1(c)(2)(iv) Liabilities

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
Capital Withdrawls
PART II

For the period from 01/01/2002 to 12/31/2002

BROKER OR DEALER: Rock Island Index Trading LLC

RECAP

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, which have not been deducted in the computation of net capital.

1. Equity Capital				
A. Partnership Capital:				
1. General Partners	$ 0	4700		
2. Limited	0	4710		
3. Undistributed Profits	0	4720		
4. Other (describe below)	0	4730		
5. Sole Proprietorship	0	4735		
B. Corporation Capital:				
1. Common Stock	0	4740		
2. Preferred Stock	0	4750		
3. Retained Earnings (dividends and Other)	0	4760		
4. Other (describe below)	0	4770		
2. Subordinated Liabilities				
A. Secured Demand Notes	0	4780		
B. Cash Subordinations	0	4790		
C. Debentures	0	4800		
D. Other (describe below)	0	4810		
3. Other Anticipated Withdrawals				
A. Bonuses	0	4820		
B. Voluntary Contributions to Pension or Profit Sharing Plans	0	4860		
C. Other (describe below)	0	4870		
Total			$ 0	4880

4. Description of Other

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1. Balance, beginning of period			$ 3,451,158	4240
A. Net income (loss)			952,774	4250
B. Additions (Includes non-conforming capital of	$ 0	4262	0	4260
C. Deductions (Includes non-conforming capital of	$ 0	4272	0	4270
2. Balance, end of period (From item 1800)			$ 4,403,932	4290

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS

3. Balance, beginning of period	$ 0	4300
A. Increases	0	4310
B. Decreases	0	4320
4. Balance, end of period (From item 3520)	$ 0	4330

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER: Rock Island Index Trading LLC **as of:** December 31, 2002

FINANCIAL AND OPERATIONAL DATA

		Valuation		Number	
1.	Month end total number of stock record breaks unresolved over three business days				
	A. breaks long	$ 0	4890	0	4900
	B. breaks short	$ 0	4910	0	4920

2. Is the firm in compliance with Rule 17a-13 regarding periodic count and verification of securities positions and locations at least once in each calendar quarter? (Check one) Yes [ ] 4930 No [X] 4940

A) If response is negative attach explanation of steps being taken to comply with Rule 17a-13

3.	Personnel employed at end of reporting period:		
	A. Income producing personnel	6	4950
	B. Non-income producing personnel (all other)	3	4960
	C. Total	9	4970
4.	Actual number of tickets executed during current month of reporting period	51,996	4980
5.	Number of corrected customer confirmations mailed after settlement date	0	4990

		No. of Items		Debit (Short Value)		No. of Items		Credit (Long Value)	
6.	Money differences	0	5000	$ 0	5010	0	5020	$ 0	5030
7.	Security suspense accounts	0	5040	$ 0	5050	0	5060	$ 0	5070
8.	Security difference accounts	0	5080	$ 0	5090	0	5100	$ 0	5110
9.	Commodity suspense accounts	0	5120	$ 0	5130	0	5140	$ 0	5150
10.	Open transactions with correspondents, other brokers, clearing organizations, depositories and interoffice and inter-company accounts which could result in a charge - unresolved amounts over 30 calendar days	0	5160	$ 0	5170	0	5180	$ 0	5190
11.	Bank account reconciliations-unresolved amounts over 30 calendar days	0	5200	$ 0	5210	0	5220	$ 0	5230
12.	Open transfers over 40 calendar days, not confirmed	0	5240	$ 0	5250	0	5260	$ 0	5270
13.	Transactions in reorganization accounts-over 60 calendar days	0	5280	$ 0	5290	0	5300	$ 0	5310
14.	Total	0	5320	$ 0	5330	0	5340	$ 0	5350

		No. of Items		Ledger Amount		Market Value	
15.	Failed to deliver 11 business days or longer (21 business days or longer in the case of Municipal Securities)	0	5360	0	5361	$ 0	5362
16.	Failed to receive 11 business days or longer (21 business days or longer in the case of Municipal Securities)	0	5363	0	5364	$ 0	5365

17.	Security concentrations (See instructions in Part I):		
	A. Proprietary positions	$ 0	5370
	B. Customers' accounts under Rule 15c3-3	$ 0	5374
18.	Total of personal capital borrowings due within six months	$ 0	5378
19.	Maximum haircuts on underwriting commitments during the period	$ 0	5380
20.	Planned capital expenditures for business expansion during the next six months	$ 0	5382
21.	Liabilities of other individuals or organizations guaranteed by respondent	$ 0	5384
22.	Lease and rentals payable within one year	$ 0	5386
23.	Aggregate lease and rental commitments payable for entire term of the lease		
	A. Gross	$ 0	5388
	B. Net	$ 0	5390

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER: Rock Island Index Trading LLC	**as of:** December 31, 2002

EXCHANGE SUPPLEMENTARY INFORMATION

1.	Capital to be withdrawn within 6 months	$ 0	8000
2.	Subordinated Debt maturing within 6 months	0	8010
3.	Subordinated Debt due to mature within 6 months that you plan to renew	0	8020
4.	Amount of Customer Risk Maintenance Margin Requirement	0	8030
5.	Amount of Noncustomer Risk Maintenance Margin Requirement	0	8040
6.	Additional capital requirement for excess margin on Reverse Repurchase Agreements	0	8045

If Adjusted Net Capital is less than $2,000,000 please complete the following:

7.	Number of Associated Persons	0	8100
8.	Number of Branch Offices	0	8110
9.	Number of Guaranteed Introducing Brokers	0	8120
10.	Number of Guaranteed Introducing Broker Branch Offices	0	8130

General Comments:

Haircut $2,790,321 Undue Concentration $2,162,026

STATEMENT DETAILS

BROKER OR DEALER:	Rock Island Index Trading LLC	**as of:**	December 31, 2002